Exhibit 99.1

Sun Life Financial announces election of directors

TORONTO, May 8, 2013 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced that the 12 nominees listed in the management information circular dated March 18, 2013 were elected as directors of Sun Life Financial. The detailed results of the vote held at its annual meeting of common shareholders today in Toronto are set out below.

Nominees	Votes For	% For	Votes Withheld	% Withheld
William D. Anderson	249,575,832	99.65	869,513	0.35
Richard H. Booth	249,534,603	99.64	911,891	0.36
John H. Clappison	249,476,903	99.61	969,591	0.39
Dean A. Connor	249,456,036	99.60	990,458	0.40
David A. Ganong, CM	249,195,577	99.50	1,251,033	0.50
Martin J. G. Glynn	203,964,459	81.44	46,481,889	18.56
Krystyna T. Hoeg	248,970,614	99.41	1,475,324	0.59
Idalene F. Kesner	248,615,278	99.27	1,830,544	0.73
Réal Raymond	249,524,615	99.63	921,605	0.37
Hugh D. Segal, CM	249,173,098	99.49	1,272,959	0.51
Barbara G. Stymiest	249,183,880	99.50	1,261,942	0.50
James H. Sutcliffe	249,490,415	99.62	955,864	0.38

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2013, the Sun Life Financial group of companies had total assets under management of C$571 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

SOURCE: Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 19:09e 08-MAY-13